Exhibit 12.1

Veolia Environnement

Computation of Ratio of Earnings to Fixed Charges

	2007	2006	2005(1)	2004(1)
(in accordance with IFRS)
Total Earnings	2,690.6	2,243.2	2,057.5	1,692.5
Pretax income from continuing operations	1,681.2	1,397.9	1,210.3	792.9
Fixed charges	1,078.4	891.1	869.2	921.3
Distributed income of equity investees	6.5	4.1	10.3	17.6
Minority interests in pre-tax income that have no fixed charges	(75.5)	(49.9)	(32.3)	(39.3)
Preference security dividends of consolidated subsidiaries	—	—	—	—
Capitalized interest	—	—	—	—
Total Fixed Charges	1,078.4	891.1	869.2	921.3
Interests expense	969.6	783.8	774.0	832.9
Interest capitalized	—	—	—	—
Preference security dividends of consolidated subsidiaries	—	—	—	—
Estimate of the interest within rental expense	108.8	107.3	95.2	88.4
RATIO OF EARNINGS TO FIXED CHARGES	2.5	2.5	2.4	1.8

(1)	The ratios for the years 2004 and 2005 are based on restated financial information as set forth in our consolidated financial statements for the year ended December 31, 2006, reclassified to reflect our early adoption of IFRIC 12 (the IFRS interpretation on concession arrangements).

2003
(in accordance with France GAAP)
Total Earnings	(683.5)
Pretax income	(1,579.2)
Fixed charges	900.7
Distributed income of equity investees	17.4
Minority interests in pre tax income that have no fixed charges	(22.4)
Preference security dividends of consolidated subsidiaries	—
Capitalized interest	—
Total Fixed Charges	900.7
Interests expense	790.7
Interest capitalized	—
Preference security dividends of consolidated subsidiaries	—
Estimate of the interest within rental expense	110.0
RATIO OF EARNINGS TO FIXED CHARGES	(0.8)